                       SECURITIES AND EXCHANGE COMMISSION
                             Washington, D.C. 20549

                                  Schedule 13D

                    Under the Securities Exchange Act of 1934
                               (Amendment No. 6)*

                            Greentree Software, Inc.
                                (Name of Issuer)

                          Common Stock, $.01 Par Value
                         (Title of Class of Securities)

                                    395793201
                                 (CUSIP Number)

         Larry E. Jeddeloh, TIS Acquisition and Management Group, Inc.,
        200 South Sixth Street, Suite 450, Minneapolis, Minnesota, 55402
                                 (612) 334-3050
   (Name, Address and Telephone Number of Person Authorized to Receive Notices
                               and Communications)

                                  May 28, 1998
             (Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rules 13d-1(e), 13d-1(f) or 13d-1(g) check the following box
______________.

Check the following box if a fee is being paid with the statement _______.

NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

*The remainder of this cover page shall be filled out for a reporting person's initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be "filed" for the purpose of Section 18 of the Securities Exchange Act of 1934 ("Act") or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).


                        (Continued on following page(s))

-----------------------
 CUSIP NO.  395793201           SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          TIS Acquisition and Management Group
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
          WC
------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
       NUMBER OF                              0
        SHARES                ------------------------------------------------
     BENEFICIALLY             8        SHARED VOTING POWER
       OWNED BY                               193,888
         EACH                 ------------------------------------------------
       REPORTING              9        SOLE DISPOSITIVE POWER
        PERSON                                0
         WITH                 ------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                              193,888
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          193,888
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       5.6% (based on 3,465,451 shares outstanding on April 14, 1998)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO
------------------------------------------------------------------------------
                       See Instructions to Schedule 13-D

-----------------------
 CUSIP NO.  395793201        SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          TIS Group
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
          OO
------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          Minnesota
------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
       NUMBER OF                          0
        SHARES                ------------------------------------------------
     BENEFICIALLY             8        SHARED VOTING POWER
       OWNED BY                           758,004
         EACH                 ------------------------------------------------
       REPORTING              9        SOLE DISPOSITIVE POWER
        PERSON                            0
         WITH                 ------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                          758,004
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          758,004
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.9% (based on 3,465,451 shares outstanding on April 14, 1998)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          CO, IV
------------------------------------------------------------------------------
                       See Instructions to Schedule 13-D

-----------------------
 CUSIP NO.  395793201          SCHEDULE 13D
-----------------------

------------------------------------------------------------------------------
1      NAMES OF REPORTING PERSONS IRS IDENTIFICATION NOS. OF ABOVE PERSONS
          Larry E. Jeddeloh
------------------------------------------------------------------------------
2      CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP*   (a) [ ]
                                                           (b) [ ]
------------------------------------------------------------------------------
3      SEC USE ONLY

------------------------------------------------------------------------------
4      SOURCE OF FUNDS*
          PF, OO
------------------------------------------------------------------------------
5      CHECK IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
       TO ITEMS 2(d) or 2(e)                                   [ ]
------------------------------------------------------------------------------
6      CITIZENSHIP OR PLACE OF ORGANIZATION
          United States
------------------------------------------------------------------------------
                              7        SOLE VOTING POWER
       NUMBER OF                          833
        SHARES                ------------------------------------------------
     BENEFICIALLY             8        SHARED VOTING POWER
    OWNED BY                              758,004
         EACH                 ------------------------------------------------
       REPORTING              9        SOLE DISPOSITIVE POWER
        PERSON                            833
         WITH                 ------------------------------------------------
                              10       SHARED DISPOSITIVE POWER
                                          758,004
------------------------------------------------------------------------------
11     AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON
          758,837
------------------------------------------------------------------------------
12     CHECK IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES*[ ]

------------------------------------------------------------------------------
13     PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)
       21.9% (based on 3,465,451 shares outstanding on April 14, 1998)
------------------------------------------------------------------------------
14     TYPE OF REPORTING PERSON*
          IA
------------------------------------------------------------------------------
                       See Instructions to Schedule 13-D

     This Amendment No. 6 to the Schedule 13D of T.I.S Acquisition and Management Group ("TIS Acquisition"), TIS Group, Inc. ("TIS Group") and Larry E. Jeddeloh (collectively, the "Reporting Entities"), relates to the common stock, par value $0.01 per share, of Greentree Software, Inc. (the "Issuer"). The Reporting Entities are filing this Amendment No. 6 to update certain information contained in Amendment No. 5 to the initial filing.

Item 1.  Security and Issuer.

     No change; See Amendment No. 2 to the initial filing.

Item 2.  Identity and Background.

     This statement is being filed by TIS Acquisition and Management Group, Inc., a corporation organized in the state of Minnesota; TIS Group, Inc., a corporation organized in the state of Minnesota and Larry E. Jeddeloh. Mr. Jeddeloh is the sole director and president of TIS Acquisition and the sole director, managing director, chief investment officer and president of TIS Group. Andrew Roalstad is the secretary and treasurer of TIS Acquisition and TIS Group and Christopher Wexler is the assistant secretary. Neither Mr. Roalstad nor Mr. Wexler owns shares of the Issuer.

     The address of the principal business and principal office of TIS Acquisition, TIS Group, Mr. Jeddeloh, Mr. Roalstad and Mr. Wexler is 200 South Sixth Street, Suite 450, Minneapolis, Minnesota 55402. The principal business of TIS Group is the acquisition and management of companies. TIS Group owns a majority of the stock of and controls TIS Acquisition. TIS Acquisition is a holding company whose principal business is to invest and hold securities in the Issuer.

     During the last five years, neither TIS Group nor TIS Acquisition nor, to the best of their knowledge, any director or executive officer has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

     Mr. Jeddeloh, Mr. Roalstad and Mr. Wexler are United States citizens.

Item 3.  Source and Amount of Funds or Other Consideration.

     Not applicable; See also Amendment No. 5 to the initial filing.

Item 4.  Purpose of Transaction.

     Not applicable; See also Amendment No. 5 to the initial filing.

Item 5.  Interest in Securities of the Issuer.

     (a) As of April 14, 1998, there were 3,465,451 shares of Common Stock issued and outstanding.

          TIS Acquisition beneficially owns 193,888 shares of Common Stock, constituting 5.6% of the shares of Common Stock issued and outstanding. TIS Group, which owns a majority of the stock of and controls TIS Acquisition, has the right to vote and dispose of the shares of Common Stock held by TIS Acquisition and may be deemed the beneficial owner of such shares. In addition, TIS Group beneficially owns 633,004 shares of Common Stock for a clients' accounts managed by it. TIS Group Managers has the right to acquire 125,000 shares of Common Stock within sixty (60) days pursuant to a warrant to purchase such shares. TIS Group has the right to vote and dispose of the shares of Common Stock held by TIS Group Managers and may be deemed the beneficial owner of such shares.

          Mr. Jeddeloh owns 833 shares of Common Stock, constituting less than 1.0% of the shares of Common Stock issued and outstanding. By virtue of his positions with TIS Acquisition and TIS Group, which owns a majority of the stock of and controls TIS Acquisition, Mr. Jeddeloh has the right to vote and dispose of the shares of Common Stock held by TIS Acquisition and TIS Group, respectively, and may be deemed the beneficial owner of such shares.

          As a group, TIS Acquisition, TIS Group and Mr. Jeddeloh beneficially own 758,837 shares of Common Stock, constituting 21.9% of the shares of Common Stock issued and outstanding as of December 31, 1997.

     (b) TIS Acquisition, TIS Group and Mr. Jeddeloh share the power to vote and the power to dispose of 758,004 shares of Common Stock beneficially owned by each of them or which they have the right to acquire within sixty (60) days as set forth in Item 5(a) above. Mr. Jeddeloh has the sole power to vote and the sole power to dispose of all of the 833 shares of Common Stock beneficially owed by him as set forth in Item 5(a) above.

     (c) Except for the transactions to which this Schedule 13D relates, neither of TIS Acquisition nor Mr. Jeddeloh has effected any transaction in the shares of Common Stock during the past sixty (60) days. Except for the transactions to which this Schedule 13D relates TIS Group has not purchased shares of Common Stock in the past 60 days and TIS Group or accounts managed by TIS Group have sold the following shares in the past 60 days:

                                                        Number of        Price
             Seller *             Date                    Shares       Per Share
             --------             ----                    ------       ---------

             TIS Group            May 28, 1998            2,650           $2.26
             TIS Group            May 27, 1998            3,000           $2.62
             TIS Group            May 27, 1998            1,400           $2.58
             TIS Group            May 19, 1998            2,000         $2.9063
             TIS Growth Fund      April 17, 1998          7,000          $1.812

          * Represents shares sold by TIS Group Managers and TIS Group for clients' accounts on the open market.

     (d)  No change; See Amendment No. 1 to the initial filing.

     (e)  Not applicable.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

     No change; See Amendment No. 1 to the initial filing.

Item 7.  Materials to be Filed as Exhibits.

     No change; See Amendment No. 1 to the initial filing.

                                   SIGNATURES


     After reasonable inquiry and to the best of our knowledge and belief, each of the undersigned certifies that the information set forth in this statement is true, complete and correct.

Dated: June 17, 1998                  TIS Acquisition and Management Group, Inc.



                                      By  /s/ Larry E. Jeddeloh
                                         ----------------------------
                                      Larry E. Jeddeloh
                                      President and Director


                                      TIS Group



                                      By  /s/ Larry E. Jeddeloh
                                         ----------------------------
                                      Larry E. Jeddeloh
                                      President, Managing Director and Chief
                                         Investment Officer


                                      Larry E. Jeddeloh



                                      By  /s/ Larry E. Jeddeloh
                                         ----------------------------
                                      Larry E. Jeddeloh, Individually